UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                   TOUSA, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   878483106
                                 (CUSIP Number)

                               December 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 878483106


       1.    Names of Reporting Person
             I.R.S. Identification Nos. of above person

             Four Corners Capital Management, LLC
	     I.R.S. #: 95-4881110

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 530,776
Number of
Shares           6.  Shared Voting Power: 3,184,646
Beneficially
Owned by         7.  Sole Dispositive Power:  3,715,422
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,715,422

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


       11.   Percent of Class Represented by Amount in Row (9)

	     5.87%

       12.   Type of Reporting Person

	     IA


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Item 1. (a)  Name of Issuer:

		TOUSA, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

		4000 Hollywood Boulevard, Suite 500 N
		Hollywood, FL 33021

Item 2. (a)  Name of Person Filing:

             	Four Corners Capital Management, LLC

        (b)  Address of Principal Business Offices:

	     	515 South Flower Street, Suite 1600
	     	Los Angeles, CA 90071
	     	United States

        (c)  Citizenship:

	     	Delaware, United States

        (d)  Title of Class of Securities:

	     	Common stock

        (e)  CUSIP Number:

		878483106

Item 3.  (e) [X] Four Corners Capital Management, LLC is an investment
		 advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 The shares of Common Stock reported on this statement are owned by investment advisory clients of Four Corners Capital Management, LLC, and such clients have the right to receive dividends from and proceeds from the sale of such shares. To Four Corners' knowledge, the interest of no one of these clients relates to more than 5 percent of the class.

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 16, 2008
                                       Four Corners Capital Management, LLC

                                       By: /s/ Robert I. Bernstein
                                       --------------------------
                                       Name: Robert I. Bernstein
                                       Title: Chief Investment Officer